Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October, 2009	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)

Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A Announces Second Quarter and First Six Months 2009 Financial Results

MILAN--(BUSINESS WIRE)--September 29, 2009--The Board of directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or “the Company”), a world leading manufacturer of leather-upholstered furniture, today announced financial results for the second quarter and first six months of 2009.

Second Quarter 2009 Summary:

  Net Sales were €133,6 million as compared to €168,8 million in 2Q 2008
  Gross profit was € 50,5 million, an increase of 4,7% as compared to €48,2 million for the same quarter last year
  Operating income was €1,1 million, an increase of 121,5% as compared to an operating loss of €5,1 million in 2Q 2008
  Net group loss was € 3,9 million as compared to a loss of € 2,4 million for the same period of 2008

Second Quarter Results

Natuzzi Group net sales during the second quarter of 2009 decreased by 20,8% to €133,6 million as compared to the same quarter last year. The decline was primarily due to the general downturn of the international economy that has had a deep impact on the consumer sector mainly in USA. Second quarter sales improved by 20,1% over the first quarter net sales 2009 of €111,3 million. Upholstery net sales were € 116,9 million or 87,5% of total net sales, compared to €147,9 million or 87,6% of total net sales in the second quarter of 2008. The contribution to upholstery net sales by geographic area was as follows: Europe for 61,8%; Americas 28,2% and rest of the world 10,0%.

Cost of goods sold totaled € 83,2 million or 62,2% of net sales for the second quarter 2009 as compared to € 120,6 million or 71,4% of net sales in 2008. This important reduction in COGS was due to the restructuring of internal processes that began at the end of 2008.

Operating income in the second quarter 2009 was €1,1 million, rising 121,5% as compared to an operating loss of € 5,1 million in the same period of 2008.

Net group result for the second quarter 2009 was a loss of € 3,9 million as compared to a loss of € 2,4 million for the same period of 2008.

Pasquale Natuzzi, Chairman and CEO, commented: “We are very pleased to have met a break even in term of 3 months Operating Income, despite the net sales decrease due to the adverse economic environment. The hard work of restructuring and rationalization process has brought its first positive result.

During these first 6 months of the year we put in place many initiatives that will help the company to be profitable again including:

  Product standardization and innovation to reduce development costs and to improve the production process ( i.e. visual prototyping technologies)
  Improvement of the raw material acquisition process to reduce costs of products and to improve manufacturing efficiency, particularly in leather waste;
  Moving towards reducing lead time in a range of 20-30% in each market, with the objective of increasing the client service level.

Mr. Natuzzi continued, “My goal is to lead the Company into a process that will strengthen our organization credibility and set the stage of competitiveness for sustained long term growth. We are increasing our orders flow and so we are confident for the year end target of breakeven in terms of EBIT. Last we have an extremely skilled and committed management team that is focused and dedicated to achieve our goal of 15% operating margin in 2011.”

Six months Results 2009

For the first six months 2009, net sales were €244,9 million, a decrease of 28,3% as compared to €341,6 million in the first six months of 2008. Upholstery sales were € 213,8 million or 87,3% of net sales, as compared to €301,6 million or 88,3% of total net sales in the first six months 2008. The contribution of six months upholstery net sales by geographic area was as follows: Europe for 61,4%; Americas 29,2% and rest of the world 9,4%.

The Group reported a gross profit of €78,9 M for the first six months of 2009 down 14,5% over the same period of 2008. In the first six months 2009 operating loss was €15,5 million down 10,4% as compared to a loss of € 17,3 million in 2008.

Net Group result for the first six months 2009 was a loss of € 14,3 million down to 46,0% as compared to a loss of € 26,5 million for the same period of 2008.

Balance Sheet Highlights

The Natuzzi Group ended the first six months of 2009 with cash of €72,9 million. The increase of € 25,6 million of net cash respect 31 December 2008 was mainly due to a reduction in working capital. Long term debt was € 6,3 million. Total Inventory declined 16% to €77,0 million as compare to €92,0 million of 31 December 2008. Shareholder’s equity was €329,3 million.

The Company will host a conference call on Tuesday, September 29, 2009 at 10:00 a.m. Eastern Time to discuss second and six months 2009 financial results.

A live web cast of the conference call will be available online at http://www.natuzzi.com/ under the Investor Relations section. A replay will be made available online approximately 2 hours for a period of 30 days following the live call at 888- 203-1112 in North America and 719-457-0820 International; Pin Number 8965545.

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With 2008 consolidated revenues of EUR 666,0 million on, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi group exports its innovative high-quality sofas and armchairs to 123 markets on five continents under two brands, Natuzzi and Italsofa.

Cutting-edge design, superior Italian craftsmanship, and advanced, vertically integrated manufacturing operations underpin the Company's market leadership.

Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Forward looking statement

Statements in this press release other than statements of historical fact are “forward-looking statements”. Forward–looking statements are based on management’s current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group’s control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group’s filings with the Securities and Exchange Commission, particularly in the Group’s annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss
for the quarter ended on June 30, 2009 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	30 June 09	30 June 08%		30 June 09	30 June 08

Upholstery net sales	116.9	147.9	-21.0%	87.5%	87.6%
Other sales	16.7	20.9	-19.9%	12.5%	12.4%
Total Net Sales	133.6	168.8	-20.8%	100.0%	100.0%

Purchases	(46.9)	(74.3)	-36.9%	-35.1%	-44.0%
Labor	(20.2)	(26.4)	-23.4%	-15.1%	-15.6%
Third-party manufacturers	(0.6)	(4.7)	-87.4%	-0.4%	-2.8%
Manufacturing costs	(7.7)	(10.8)	-28.9%	-5.7%	-6.4%
Net Inventories	(7.8)	(4.4)	77.7%	-5.9%	-2.6%
Cost of Sales	(83.2)	(120.6)	-31.0%	-62.2%	-71.4%

Gross Profit	50.5	48.2	4.7%	37.8%	28.6%

Selling Expenses	(37.2)	(41.8)	-11.0%	-27.9%	-24.8%
G&A Expenses	(12.2)	(11.5)	5.7%	-9.1%	-6.8%

Operating Income/(Loss)	1.1	(5.1)	121.5%	0.8%	-3.0%

Other Income/(Cost), Net	(2.6)	4.0	-164.9%	-1.9%	2.4%

Earnings before Income Taxes	(1.5)	(1.1)	-36.5%	-1.1%	-0.7%

Current taxes	(2.3)	(1.4)	63.4%	-1.7%	-0.8%

Net result	(3.8)	(2.5)	-51.5%	-2.8%	-1.5%

Minority interest	0.1	(0.1)	-244.5%

Net Group Result	(3.9)	(2.4)	-63.9%	-2.9%	-1.4%

Net Group Result per Share	(0.07)	(0.04)

Outstanding Shares	54,824,277	54,824,277

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	30 June 09	30 June 08%		30 June 09	30 June 08

Total Net Sales	182.1	230.1	-20.8%	100.0%	100.0%
Gross Profit	68.8	65.7	4.7%	37.8%	28.6%
Operating Income (Loss)	1.5	(7.0)	121.5%	0.8%	-3.0%
Net Group Result	(5.4)	(3.3)	-63.9%	-2.9%	-1.4%
Net Group Result per Share	(0.1)	(0.1)

Average exchange rate (U.S.$ per €)	1.3630

UPHOLSTERY NET SALES BREAKDOWN

Geographic breakdown
	Net sales million euro					Net sales seats

	3 months ended on					3 months ended on

	30 June 09		30 June 08		Change %	30 June 09		30 June 08		Change %

Americas	33.0	28.2%	45.3	30.6%	-27.1%	182,270	37.4%	285,409	43.7%	-36.1%
Natuzzi	17.2	14.7%	28.5	19.2%	-39.5%	77,009	15.8%	151,333	23.2%	-49.1%
Italsofa	15.8	13.5%	16.8	11.4%	-6.1%	105,261	21.6%	134,077	20.5%	-21.5%

Europe	72.2	61.8%	89.9	60.8%	-19.6%	257,153	52.7%	315,810	48.3%	-18.6%
Natuzzi	43.8	37.5%	57.3	38.7%	-23.6%	111,771	22.9%	139,792	21.4%	-20.0%
Italsofa	28.5	24.4%	32.6	22.1%	-12.7%	145,382	29.8%	176,018	26.9%	-17.4%

Rest of the world	11.6	10.0%	12.7	8.6%	-8.5%	48,094	9.9%	52,374	8.0%	-8.2%
Natuzzi	6.6	5.7%	8.1	5.5%	-18.2%	16,934	3.5%	22,925	3.5%	-26.1%
Italsofa	5.0	4.3%	4.6	3.1%	8.5%	31,160	6.4%	29,449	4.5%	5.8%

Total	116.9	100.0%	147.9	100.0%	-21.0%	487,516	100.0%	653,593	100.0%	-25.4%

Brands breakdown
	Net sales million euro					Net sales seats

	3 months ended on					3 months ended on

	30 June 09		30 June 08		Change %	30 June 09		30 June 08		Change %

Natuzzi	67.6	57.9%	93.8	63.5%	-27.9%	205,714	42.2%	314,050	48.0%	-34.5%

Italsofa	49.3	42.1%	54.0	36.5%	-8.8%	281,802	57.8%	339,543	52.0%	-17.0%

Total	116.9	100.0%	147.9	100.0%	-21.0%	487,516	100.0%	653,593	100.0%	-25.4%

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss
for the quarter ended on June 30, 2009 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Six months ended on		Change	Percent of Sales
	30 June 09	30 June 08%		30 June 09	30 June 08

Upholstery net sales	213.8	301.6	-29.1%	87.3%	88.3%
Other sales	31.1	40.0	-22.3%	12.7%	11.7%
Total Net Sales	244.9	341.6	-28.3%	100.0%	100.0%

Purchases	(89.9)	(155.9)	-42.3%	-36.7%	-45.6%
Labor	(40.2)	(55.3)	-27.4%	-16.4%	-16.2%
Third-party manufacturers	(4.1)	(9.6)	-57.2%	-1.7%	-2.8%
Manufacturing costs	(16.8)	(22.4)	-25.1%	-6.9%	-6.6%
Net Inventories	(15.0)	(6.1)	144.7%	-6.1%	-1.8%
Cost of Sales	(166.0)	(249.4)	-33.4%	-67.8%	-73.0%

Gross Profit	78.9	92.2	-14.5%	32.2%	27.0%

Selling Expenses	(71.3)	(86.7)	-17.8%	-29.1%	-25.4%
G&A Expenses	(23.0)	(22.8)	1.1%	-9.4%	-6.7%

Operating Income/(Loss)	(15.5)	(17.3)	10.4%	-6.3%	-5.1%

Other Income/(Cost), Net (*)	5.2	(6.4)	-181.8%	2.1%	-1.9%

Earnings before Income Taxes	(10.2)	(23.6)	56.7%	-4.2%	-6.9%

Current taxes	(3.8)	(3.0)	29.2%	-1.6%	-0.9%

Net result	(14.1)	(26.6)	47.1%	-5.7%	-7.8%

Minority interest	0.2	(0.2)	-246.4%

Net Group Result	(14.3)	(26.5)	46.0%	-5.8%	-7.7%

Net Group Result per Share	(0.26)	(0.48)

Outstanding Shares	54,824,277	54,824,277

Key Figures in U.S. dollars	Six months ended on		Change	Percent of Sales
(millions)	30 June 09	30 June 08%		30 June 09	30 June 08

Total Net Sales	326.9	456.0	-28.3%	100.0%	100.0%
Gross Profit	105.3	123.1	-14.5%	32.2%	27.0%
Operating Income (Loss)	(20.6)	(23.0)	10.4%	-6.3%	-5.1%
Net Group Result	(19.1)	(35.3)	46.0%	-5.8%	-7.7%
Net Group Result per Share	(0.3)	(0.6)

Average exchange rate (U.S.$ per €)	1.3349

UPHOLSTERY NET SALES BREAKDOWN

Geographic breakdown
	Net sales million euro					Net sales seats

	6 months ended on					6 months ended on

	30 June 09		30 June 08		Change %	30 June 09		30 June 08		Change %

Americas	62.4	29.2%	94.9	31.5%	-34.2%	342,073	38.0%	593,291	43.2%	-42.3%
Natuzzi	31.9	14.9%	55.0	18.2%	-42.0%	145,701	16.2%	286,527	20.9%	-49.1%
Italsofa	30.5	14.3%	39.9	13.2%	-23.6%	196,372	21.8%	306,764	22.4%	-36.0%

Europe	131.4	61.4%	179.7	59.6%	-26.9%	474,219	52.7%	668,433	48.7%	-29.1%
Natuzzi	77.2	36.1%	108.3	35.9%	-28.7%	195,385	21.7%	282,299	20.6%	-30.8%
Italsofa	54.2	25.4%	71.4	23.7%	-24.1%	278,834	31.0%	386,134	28.1%	-27.8%

Rest of the world	20.0	9.4%	27.0	8.9%	-25.8%	84,010	9.3%	110,495	8.1%	-24.0%
Natuzzi	11.6	5.4%	17.5	5.8%	-33.9%	30,201	3.4%	50,109	3.7%	-39.7%
Italsofa	8.4	3.9%	9.4	3.1%	-10.8%	53,809	6.0%	60,386	4.4%	-10.9%

Total	213.8	100.0%	301.6	100.0%	-29.1%	900,302	100.0%	1,372,218	100.0%	-34.4%

Brands breakdown
	Net sales million euro					Net sales seats

	6 months ended on					6 months ended on

	30 June 09		30 June 08		Change %	30 June 09		30 June 08		Change %

Natuzzi	120.7	56.5%	180.9	60.0%	-33.3%	371,287	41.2%	618,935	45.1%	-40.0%

Italsofa	93.1	43.5%	120.7	40.0%	-22.9%	529,015	58.8%	753,284	54.9%	-29.8%

Total	213.8	100.0%	301.6	100.0%	-29.1%	900,301	100.0%	1,372,218	100.0%	-34.4%

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets
(Expressed in millions of euro)

ASSETS	30 June 09	31 Dec 08

Current assets:
Cash and cash equivalents	72.9	47.3
Marketable debt securities	0.0	0.0
Trade receivables, net	101.4	122.8
Other receivables	44.9	46.2
Inventories	77.0	92.0
Unrealized foreign exchange gains	0.1	4.7
Prepaid expenses and accrued income	1.1	1.3
Deferred income taxes	3.0	4.2

Total current assets	300.3	318.5

Non current assets:
Net property, plant and equipment	201.7	211.8
Other assets	12.7	13.3
Deferred income taxes	0.2	0.2
Total current assets	214.6	225.3

TOTAL ASSETS	514.9	543.8

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	7.7	9.7
Current portion of long-term debt	1.1	0.5
Accounts payable-trade	59.6	68.6
Accounts payable-other	27.9	29.2
Unrealized foreign exchange losses	2.7	9.2
Accounts payable-shareholders for dividends	0.0	0.6
Income taxes	1.7	1.8
Salaries, wages and related liabilities	18.2	16.8

Total current liabilities	119.0	136.3

Long-term liabilities:
Employees' leaving entitlement	30.7	31.7
Long-term debt	6.3	3.3
Deferred income for capital grants	11.6	12.1
Other liabilities	16.4	14.4

Total current liabilities	65.1	61.4

Minority interest	1.6	0.8

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.3
Additional paid-in capital	8.3	8.3
Retained earnings	223.4	239.8

Total shareholders' equity	329.3	345.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	514.9	543.8

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows

(Expressed in million of euro)

	30 June 09	31 Dec 08
Cash flows from operating activities:
Net earnings (loss)	(14.3)	(61.9)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	14.0	30.5
Employees' leaving entitlement	(0.9)	(1.7)
Deferred income taxes	1.2	(3.1)
Minority interest	0.2	(0.4)
(Gain) loss on disposal of assets	(0.2)	2.1
Unrealized foreign exchange losses and gains	(1.8)	5.4
Impairment of long lived assets	-	5.3
Deferred income for capital grants	(0.5)	(1.0)

Change in assets and liabilities:
Receivables, net	21.4	(5.1)
Inventories	15.0	15.3
Prepaid expenses and accrued income	0.2	0.6
Other assets	1.3	1.7
Accounts payable	(9.0)	(20.7)
Income taxes	(0.1)	0.2
Salaries, wages and related liabilities	1.4	(0.7)
Other liabilities	(2.1)	0.4

Total adjustments	40.1	28.9

Net cash provided by operating activities	25.8	(33.1)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(3.7)	(15.2)
Disposals	0.1	0.2
Government grants received	1.9	1.4
Marketable debt securities:
Proceeds from sales	-	-
Purchase of business, net of cash acquired	-	-
Disposal of business	-	1.1

Net cash used in investing activities	(1.8)	(12.5)

Cash flows from financing activities:
Long-term debt:
Proceeds	3.9	2.0
Repayments	(0.3)	(0.7)
Short-term borrowings	(2.0)	2.1
Capital injection	-	0.5
Dividends paid to minority interests	-	-

Net cash used in financing activities	1.7	4.0

Effect of translation adjustments on cash		1.4

Increase (decrease) in cash and cash equivalents	25.6	(40.2)

Cash and cash equivalents, beginning of the year	47.3	87.5

Cash and cash equivalents, end of the year	72.9	47.3

CONTACT:
Natuzzi S.p.A
Investor Relations:
Silvia Di Rosa, +39-335-78-64-209
sdirosa@natuzzi.com
Media Relations:
Paola Peretti, +39-334-63-09-967
pperetti@natuzzi.com
www.natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	October 2, 2009	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi